UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


10035897

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03335



8-03335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOLGER NOLAN FLEMING DOUGLAS INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTEENTH STREET, N.W.
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD FOSTER (202) - 626-5249
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 02 2010
Washington, DC
122

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/12

OATH OR AFFIRMATION

I, RICHARD FOSTER, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 23 day of February, 2010
Notary Public, D.C.
My commission expires 2/14/2015

DENISE M. WALKER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires February 14, 2015

Notary Public

Signature

PRESIDENT/CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STTEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

TABLE OF CONTENTS

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated
Washington, DC

We have audited the accompanying statement of financial condition of Folger Nolan Fleming Douglas Incorporated, at December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated, at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2010

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash		$ 380,335
Receivable from Clearing Organization		12,679,596
Securities Owned, at Market Value		32,547,374
Income Taxes Receivable - Current		900,003
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $2,461,389		810,651
Other Assets		978,373
Total Assets		$ 48,296,332

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses		$ 748,013
Deferred Tax Liability	11,505,441	
Total Liabilities		12,253,454
Stockholders' Equity		
Preferred Stock (4% cumulative non-voting, $100 par value, 100 shares authorized, 75 shares issued and outstanding)		7,500
Common Stock Class A ($100 par value, 10,000 shares authorized, 4,517 shares issued and outstanding)		451,700
Common Stock Class B (non-voting, $100 par value, 1,000 shares authorized, 568 shares issued and outstanding)		56,800
Retained Earnings		35,526,878
Total Stockholders' Equity		36,042,878
Total Liabilities and Stockholders' Equity		$ 48,296,332

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Folger Nolan Fleming Douglas Incorporated (the "Corporation") is a registered broker-dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Holdings, Inc. is a wholly-owned subsidiary of the Corporation.

Folger Nolan Fleming Douglas Capital Management, Inc. (CMI) is a wholly-owned subsidiary of the Corporation. CMI is a registered investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Insurance Agency, Inc. is a wholly-owned subsidiary of the Corporation.

Principles of Consolidation

The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions between the Corporation and its subsidiaries have been eliminated in the consolidation.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Receivable from clearing firm is comprised of credit balances in accounts held for the benefit of the Corporation.

Securities Owned

Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Securities owned at December 31, 2009 consisted of common stocks (over 99%) and municipal bonds (less than 1%).

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Depreciation and amortization of office equipment and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

Income Taxes

The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 3 - PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. The Corporation has elected to make a contribution of $21,800 for 2009.

NOTE 4 - PREFERRED STOCK

The preferred stock is redeemable at 100% of par value.

NOTE 5 - INCOME TAXES

The provision (benefit) for income taxes consists of the following at December 31, 2009:

	Current	Deferred	Total
Federal	$ (531,325)	$ 954,180	$ 422,855
State	(96,753)	310,953	214,200
Total	$ (628,078)	$ 1,265,133	$ 637,055

The primary difference between income taxes at the statutory rate and the effective rate are the dividends received deduction, municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the statement of operations but is not reportable for tax purposes until realized.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted to $413,215 for the year ended December 31, 2009. Included in rental expenses is $346,068 for rental of office space owned by the family of a principal of the Corporation. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31, 2009 for leases of one year or more are as follows:

2010	$ 399,140
2011	388,767
2012	350,697
2013	285,514
Total	$ 1,424,118

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 29,128,833
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	2%

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contracted obligations with the carrying broker-dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Corporation's consolidated subsidiaries:

Total Assets	$ 1,092,973
Stockholder's Equity	$ 932,707

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Folger Nolan Fleming Douglas Incorporated
Washington, DC

Gentlemen:

In planning and performing our audit of the financial statements of Folger Nolan Fleming Douglas Incorporated for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management structure reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2010

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated
Washington, DC

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Folger Nolan Fleming Douglas Incorporated for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Folger Nolan Fleming Douglas Incorporated taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010